Exhibit 99.1

NexGen Announces C$180 Million CDI Offering in Australia

VANCOUVER, BC, April 30, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce that it has entered into a placement agreement dated April 30, 2024 (the "Placement Agreement") with a lead manager and bookrunner in Australia, Aitken Mount Capital Partners (the "Lead Manager"), to arrange and manage, and to provide settlement support for, an offering of 16,129,032 common shares (the "Shares") of the Company, at a price of C$11.11 per Share (based on the daily average exchange rate of C$1.00= A$0.8963 published by the Bank of Canada on April 29, 2024), for aggregate gross proceeds of approximately C$180 million (the "Offering"). Canaccord Genuity acted as Lead Co-Manager to the Offering.

The Offering will be marketed to Australian investors to enhance the liquidity, trading volumes and market capitalization of the Company's CHESS Depositary Interests ("CDIs") listed on the ASX and will be done in accordance with the terms of the Placement Agreement.  The net proceeds of the Offering will be used to fund the continued development and further exploration of the Company's mineral properties, and for general corporate purposes.

Closing of the Offering is expected to occur on or about May 15, 2024, with settlement to occur through newly-issued CDIs listed on the ASX.  The ASX uses an uncertificated electronic system called CHESS for the electronic clearance and settlement of trades on the ASX in depositary instruments know as CDIs. CDIs represent the beneficial interest in an underlying Share, which are traded in a manner similar to shares in an Australian company listed on ASX. Each CDI represents a unit of beneficial ownership in one underlying Share.

The Shares will be issued pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's final short form base shelf prospectus to be filed in all provinces and territories of Canada dated December 8, 2023 (the "Base Shelf Prospectus"). The CDIs will not be qualified by the Prospectus Supplement or the Base Shelf Prospectus, and may not be offered or sold in Canada. Resales of CDIs in Canada will be restricted under applicable Canadian securities laws. The CDIs and underlying Shares have not been registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from the registration requirements thereof.

Issuance of the Shares is subject to a number of conditions, including receipt of customary TSX and NYSE approvals. The Lead Manager may terminate its obligations under the Placement Agreement, at its discretion, on the basis of certain "market out", "disaster out", and "regulatory out" conditions, in addition to the occurrence of certain stated events.

Concurrent Amendment to ATM Program to Facilitate Offering

To create room for the Shares to be distributed under the Base Shelf Prospectus, the Company, Virtu Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the "Agents") have agreed to amend the Company's previously announced at-the-market program (the "ATM Program") by reducing the aggregate value of common shares that may be offered and sold from up to C$500,000,000 to up to C$315,000,000 in common shares by amending, as of April 29, 2024, the equity distribution agreement dated December 11, 2023 between the Company and the Agents (the "Amended Sales Agreement").  The volume and timing of sales under the ATM Program, if any, will be determined in the Company's sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.  To date, an aggregate of 13,000,800 common shares of the Company have been distributed under the ATM Program, for aggregate gross proceeds of C$134,948,304 (the "Prior Sales").

Offers and sales under the ATM Program, if any, may be made on the TSX and/or the NYSE, and/or any other marketplace for the common shares in Canada or the United States as agreed to between the Agents and the Company, pursuant to a prospectus supplement dated December 11, 2023 (the "ATM Prospectus Supplement") to the Company's Base Shelf Prospectus and a prospectus supplement (the "U.S. ATM Prospectus Supplement") to the Company's U.S. Base Prospectus included in the Registration Statement filed with the United States Securities and Exchange Commission on December 8, 2023 (collectively, the ATM Prospectus Supplement, Base Shelf Prospectus, U.S. ATM Prospectus Supplement, the U.S. Base Prospectus and Registration Statement, the "ATM Offering Documents"). As a result of the Amended Sales Agreement and taking into account the Prior Sales, the maximum amount of sales remaining under the ATM Program will be C$180,051,696.

As outlined in the ATM Offering Documents, the Company intends to use the net proceeds from the ATM Program, if any, to fund the continued development and further exploration of its mineral properties, and for general corporate purposes. The ATM Program will be effective until the earlier of (i) the sale of all of the common shares in the capital of the Company issuable pursuant to the ATM Program (as amended by the Amended Sales Agreement) and (ii) January 8, 2026, unless terminated prior to such date by the Company or the Agents. The ATM Prospectus Supplement, the Base Shelf Prospectus and the Sales Agreement are available at www.sedarplus.ca and the U.S. ATM Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available at www.sec.gov. Alternatively, the Agents will send copies of the ATM Prospectus Supplement and the Base Shelf Prospectus or the U.S. ATM Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting: Virtu Canada Corp.; Attn Capital Markets; 222 Bay Street | Suite 1720 | Toronto, ON M5K 1B7; ATMCanada@Virtu.com or Virtu Americas, LLC; Attn Capital Markets; 1633 Broadway | New York, NY 10019; ATM@Virtu.Com.

Potential investors should read the ATM Offering Documents, Amended Sales Agreement and other documents the Company has filed publicly, available at www.sedarplus.ca and www.sec.gov, for more complete information about the Company and the ATM Program.

Legal Advisors

Farris LLP acted as legal counsel to the Company. Blake, Cassels & Graydon LLP (Canadian counsel) and Skadden, Arps, Slate, Meagher & Flom LLP (U.S. counsel) served as legal advisors to the Agents in connection with the ATM Program.

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada, into production.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Shares, or CDIs, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, anticipated sale and distribution of Common Shares under the Offering, the volume and timing of the sale and distribution of Common Shares under the Offering, the expected uses of the net proceeds from any sales of Common Shares, and the filing of the U.S Prospectus Supplement, and the Prospectus Supplement. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing; uncertainty of the availability of additional financing; price of uranium; the appeal of alternate sources of energy; exploration and development risks; uninsurable risks; reliance upon key management and other personnel; imprecision of mineral resource estimates; potential cost overruns on any development; pending assay results; changes in climate or increases in environmental regulation; aboriginal title and consultation issues; deficiencies in the Company's title to its properties; information security and cyber threats; failure to manage conflicts of interest; failure to obtain or maintain required permits and licenses; changes in laws, regulations and policy; changes in government policy; competition for resources and financing; volatility in market price of the Common Shares; potentially dilutive future financings; financial and uranium market reactions, as well as effects on individuals on which NexGen relies, as a result of global pandemics (including COVID-19); speculative nature of exploration and development projects; liquidity of securities of NexGen; dilution risks to existing securityholders; risks associated with the sale of securities of NexGen; inability to exploit, expand and replace mineral reserves and mineral resources, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces and territories of Canada and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca; Monica Kras, Vice President, Corporate Development, NexGen Energy Ltd., +44 7307 191933, mkras@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 06:45e 30-APR-24